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3-24-2004

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3/23

SECI 04017584)MMISSION
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SEC FILE NUMBER
8- 50682

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 PROCESSING SECTION 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis (City) Indiana (State) 46206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Rynerson (317) 264 - 2614 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gregory W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF: INDIANA
COUNTY OF: MARION SS:

Before me the undersigned, A Notary Public for JOHNSON County, State of Indiana personally appeared GREGORY W. GOELZER and acknowledged the execution of this instrument this 25 day of FEB 2004.

SEAL [signature]
Notary Public
My commission expires: 3-19-2008

[signature]
Signature

Vice Chairman & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Year Ended December 31, 2003

Financial Report

Goelzer Investment Management, Inc.

Table of Contents

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.

Independent Auditor's Report

We have audited the accompanying consolidated statements of financial condition of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2003 and December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 15 through 22 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

January 23, 2004

Goelzer Investment Management, Inc.

Consolidated Statements of Financial Condition

Assets	**December 31, 2003**	**December 31, 2002**
Cash and cash equivalents	$ 52,437	$ 57,276
Cash segregated under federal regulations	1,103	1,101
Cash deposits with clearing organizations and others	102,563	102,563
Receivable from brokers, dealers and clearing organizations	290,370	206,844
Receivable from customers	250,402	63,681
Receivable from shareholders	84,057	125,151
Other receivables	11,942	5,519
Securities owned at market value		
Marketable	278,934	389,323
Nonmarketable	3,300	3,300
Property and equipment	279,005	32,881
Other assets	35,041	32,897
Total Assets	$ 1,389,154	$ 1,020,536

Liabilities and Shareholders' Equity		
Accounts payable	$ 78,222	$ 35,411
Accrued retirement plan expenses	133,703	122,280
Accrued rent	83,452	-
Other liabilities	3,100	3,700
Total liabilities	298,477	161,391
Shareholders' Equity		
Common stock, no par value	783,525	783,525
Additional paid-in-capital	454,509	454,509
Retained deficit	(147,357)	(378,889)
Total shareholders' equity	1,090,677	859,145
Total Liabilities and Shareholders' Equity	$ 1,389,154	$ 1,020,536

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Income Statements

	For The Years Ended December 31, 2003	December 31, 2002
Revenues		
Investment advisory fees	$ 2,380,506	$ 2,643,165
Commissions	935,099	755,922
Business valuations	338,190	365,045
Consulting fees	280,532	90,054
Investment banking	161,200	124,158
Net gains on firm securities trading accounts	5,955	26,872
Interest	20,852	28,140
Other	676	1,002
Total revenues	4,123,010	4,034,358
Operating Expenses		
Employee compensation and benefits	2,352,524	2,295,022
Commissions and floor brokerage	448,518	286,452
Communications	144,691	149,970
Occupancy and equipment rental	298,183	187,609
Promotional costs	157,609	177,851
Interest expenses	1,043	335
Other operating expenses	263,547	327,471
Total operating expenses	3,666,115	3,424,710
Net Income	$ 456,895	$ 609,648

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 2001	$ 127,619	$ 454,509	$ 924,116
Net income			609,648
Purchase of 56,952 shares of capital stock	(4,513)		(687,653)
Sale of 61,835 shares of capital stock	660,419		
Shareholder distributions			(1,225,000)
Balance, December 31, 2002	783,525	454,509	(378,889)
Net income			456,895
Shareholder distributions			(225,363)
Balance, December 31, 2003	$ 783,525	$ 454,509	$ (147,357)

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statements of Cash Flow

	For The Years Ended December 31, 2003	For The Years Ended December 31, 2002
Operating Activities		
Net income	$ 456,895	$ 609,648
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	35,884	25,519
(Gain) Loss on retirement of assets	441	(728)
Changes in operating assets and liabilities		
Cash segregated under federal regulations	(2)	(13)
Accounts receivable from customers	(186,721)	68,427
Receivables, clearing organizations	(83,526)	482,131
Net change in trading inventory	110,389	(161,167)
Shareholder receivables	41,094	204,420
Other receivables	(6,423)	6,621
Other assets	(2,144)	(20,013)
Accounts payable	42,811	7,981
Accrued expenses	94,275	(7,462)
Net Cash Provided by Operating Activities	502,973	1,215,364
Investing Activities		
Purchase of property and equipment, net of salvage	(283,324)	(33,434)
Proceeds on sale of property and equipment	875	1,000
Net Cash Used in Investing Activities	(282,449)	(32,434)
Financing Activities		
Shareholder distributions	(225,363)	(1,225,000)
Purchase of company stock	-	(692,166)
Issuance of company stock	-	660,419
Net Cash Used in Financing Activities	(225,363)	(1,256,747)
Decrease in Cash and Cash Equivalents	(4,839)	(73,817)
Cash and Cash Equivalents at Beginning of Year	57,276	131,093
Cash and Cash Equivalents at End of Year	$ 52,437	$ 57,276

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2003

Note 1 – Significant Accounting Policies

Description of Business

Goelzer Investment Management, Inc., is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing & Co., a division of Donaldson, Lufkin & Jenrette Securities Corporation.

Principles of Consolidation

The consolidated financial statements include the accounts of Goelzer Investment Management, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition

Investment advisory income is recognized each quarter at the beginning of that quarter. Other revenues are recognized upon completion of the particular project.

Securities Owned

Marketable securities are valued at their quoted market value. Nonmarketable securities are valued at estimated fair value as determined by the Company's Chairman of the Board. The resulting differences between cost and market (or estimated fair value) are included in income.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation of $35,884 and $25,519 for the years ended December 31, 2003 and 2002, respectively, has been computed using straight line and accelerated rates of depreciation.

Consolidated Statements of Cash Flows

Cash equivalents are defined as demand deposits held by banks. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2003 or 2002. The Company paid $1,043 and $335 in interest costs in 2003 and 2002, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2003

Note 1- Significant Accounting Policies (Continued)

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders, rather than the Company, will be taxed on corporate income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,103 and $1,101 in 2003 and 2002, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations as of December 31, 2003 and 2002, were settlement balances due from the clearing organization of $290,370 and $206,844, respectively.

Note 4 - Receivable from Customers

Amounts receivable from customers were amounts due for advisory, valuation and consulting services.

Note 5 - Securities Owned

Marketable securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2003	December 31, 2002
U. S. Government obligations, maturing within one to five years	$ 218,969	$ 326,812
Corporate bonds	50,515	52,501
Equities	9,450	10,010
	$ 278,934	$ 389,323

Note 6 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2003	December 31, 2002
Copier/Fax equipment	$ 20,288	$ 20,288
Office furniture	251,310	93,103
Computer equipment	88,104	79,611
Computer software	50,958	48,464
Leasehold improvements	114,444	7,689
Telephone equipment	19,477	19,477
	544,581	268,632
Less: Accumulated depreciation	265,576	235,751
Total	$ 279,005	$ 32,881

Note 7 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares outstanding follows:

	Class A	Class B
Balance at December 31, 2001	459,074	113,904
Purchase of stock	-	(56,952)
Sales of stock	-	61,835
Balance at December 31, 2002	459,074	118,787
Balance at December 31, 2003	459,074	118,787

The Company and several of its employees have signed non-qualified stock option agreements. Options are granted at a price equal to the market price of the stock on the date of grant. Options granted vest over a five-year period. These options may be exercised within three years from the date they become vested. No options were exercisable as of December 31, 2003. Options are exercisable only after vesting.

Note 7 - Shareholders' Equity (Continued)

The fair value of options granted is estimated on grant date using the Minimum Value Option-Pricing Model. The following assumptions were made:

Assumption	5/1/03 Option Grant	5/1/03 Option Grant	5/1/03 Option Grant
Dividend per share per year	$ 2.0911	$ 2.0911	$ 2.0911
Risk-free interest rate	2.84%	3.30%	3.57%
Expected life	3.3 years	4.3 years	5.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/03 Option Grant	5/1/03 Option Grant
Dividend per share per year	$ 2.0911	$ 2.0911
Risk-free interest rate	3.83%	4.07%
Expected life	6.3 years	7.3 years
Expected volatility	Excluded	Excluded

The Minimum Value Option-Pricing Model assigned no value to the option grants and, therefore, the granting of the options had no effect on net income.

Following is a summary of the status of the option plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding on December 31, 2002	-	
Exercised	-	
Forfeited	-	
Granted	57,100	10.36
Outstanding on December 31, 2003	57,100	10.36

Note 7 - Shareholders' Equity (Continued)

Following is a summary of the status of fixed options outstanding at December 31, 2003:

Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$10.36 - $10.36	17,339	3.3 years	10.36
$10.36 - $10.36	17,339	4.3 years	10.36
$10.36 - $10.36	17,339	5.3 years	10.36
$10.36 - $10.36	17,338	6.3 years	10.36
$10.36 - $10.36	17,338	7.3 years	10.36

Note 8 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. The total pension expenses for this SARSEP plan for the years ended December 31, 2003 and 2002 were $95,822 and $94,935, respectively.

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 20 and ½, completing six months of service or one thousand hours of service, are eligible to participate in the plan. The Company is not required to contribute, but it has the option of contributing up to 25% of eligible wages. Eligible wages are defined as cash remuneration that is reportable on the participant's IRS Form W-2. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2003 and 2002 was $84,143 and $71,371, respectively. The plan was able to purchase 5,537 shares of Company stock in 2003 and as of December 31, 2003 holds 15,901 shares. The contribution for 2003 will be made in the following year. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Note 9 - Commitments and Contingent Liabilities

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December		
2004	$	169,203
2005		191,933
2006		236,245
2007		242,630
2008		249,015
2009 to 2013		1,299,347
Total	$	2,388,373

Rental expenses for 2003 and 2002 were $236,557 and $132,452, respectively.

Note 10 - Concentrations of Credit Risk

Accounts receivable from customers which are not secured amounted to $250,402 and $63,681, at December 31, 2003 and 2002, respectively.

The Company maintains cash balances at several banks. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 11 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2003, the Company had net capital of $460,061, which was $210,061 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 50.6%.

Note 12 - Subsidiary Financial Statements

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Balance Sheets

Assets	December 31, 2003	December 31, 2002
Cash and cash equivalents	$ 2,276	$ 13,872
Accounts receivable - customers	48,608	44,276
Accounts receivable - other	20,584	20,388
Property and equipment, net of depreciation	46,799	5,123
Other assets	9,764	2,564
Total Assets	$ 128,031	$ 86,223
Liabilities and Shareholder's Equity (Deficit)		
Accounts payable - parent	$ 288,549	$ 183,630
Customer deposits	4,000	6,250
Accrued retirement plan expenses	29,544	-
Accrued rent	20,863	-
Other liabilities	11,194	4,538
Total liabilities	354,150	194,418
Shareholder's Equity (Deficit)		
Common stock, no par value	625	625
Retained deficit	(226,744)	(108,820)
Total shareholder's equity (deficit)	(226,119)	(108,195)
Total Liabilities and Shareholder's Equity	$ 128,031	$ 86,223

Note 12 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Income and Retained Earnings

	For the Years Ended	
	December 31, 2003	December 31, 2002
Operating Revenues	$ 580,257	$ 556,825
Gain on sale of assets	-	728
Operating expenses	698,181	705,114
Net Income (loss)	(117,924)	(147,561)
Retained earnings (deficit), beginning of period	(108,820)	38,741
Retained earnings (deficit), end of period	$ (226,744)	$ (108,820)

Note 12 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Cash Flows

	For The Years Ended	
	December 31, 2003	December 31, 2002
Operating Activities		
Net income (loss)	$ (117,924)	$ (147,561)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,940	4,406
Gain on sale of assets	-	(728)
Changes in operating assets and liabilities:		
Accounts receivable	(4,528)	87,832
Other current assets	(7,200)	(1,102)
Accounts payable	109,325	60,719
Accrued expenses	50,407	-
Net Cash Provided by Operating Activities	37,020	3,566
Investing Activities		
Additions to plant	(48,616)	(3,785)
Proceeds on sale of plant	-	1,000
Net Cash Used in Investing Activities	(48,616)	(2,785)
Decrease in Cash and Cash Equivalents	(11,596)	781
Cash and Cash Equivalents at Beginning of Year	13,872	13,091
Cash and Cash Equivalents at End of Year	$ 2,276	$ 13,872

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2003

Net Capital

Shareholders' equity		$ 1,090,677
Add subsidiary's deficit and parent's investment		228,233
Total capital and allowable subordinate liabilities		1,318,910
Less nonallowable assets:		
Furniture, equipment and leasehold improvements	232,206	
NASDAQ Stock and Rights	12,750	
Due from clearing (12b-1 fees)	823	
Other accounts receivable	574,400	
Prepaid expenses	25,277	
Investment in subsidiary	2,114	847,570
Net capital before haircuts on security positions		471,340
Haircuts on securities:		
U.S. government obligations	3,842	
Corporate obligations	1,010	
Other	5,297	
Undue concentrations	1,130	11,279
Net capital		$ 460,061

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2003

Aggregate Indebtedness		
General accounts payable	$	63,028
Accrued expenses and other liabilities		169,848
Total Aggregate Indebtedness	$	232,876
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)		15,525
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement(greater of above two amounts)		250,000
Excess Net Capital	$	210,061
Excess Net Capital At 1000% (Net Capital Less 10% Of Aggregate Indebtedness)	$	436,773
Percentage of Aggregate Indebtedness to Net Capital		50.6%

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 – 3
December 31, 2003

Credit Balances

1.	Free and other credit balances in customers' security accounts	$	--
2.	Monies borrowed collateralized by securities carried for the accounts of customers		--
3.	Monies payable against customers' securities loaned		--
4.	Customers' securities failed to receive		--
5.	Credit balances in firm accounts which are attributable to principal sales to customers		--
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days old		--
7.	Market value of short security count differences over 30 calendar days old		--
8.	Market value of short securities and credits in all suspense accounts over 30 calendar days		--
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer during the 40 days		--
10.	Other		--
11.	Total Credits	$	--

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 - 3 (Continued)
December 31, 2003

Debit Balances

12.	Debit balances in customers' cash and margin accounts and accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ --
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	--
14.	Failed to deliver customers' securities not older than 30 calendar days	--
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	--
16.	Other	--
17.	Aggregate debit items	$ --
18.	Less 3% (for alternative method only)	--
19.	Total 15c 3 - 3 Debits	$ --

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 - 3 (Continued)
December 31, 2003

Reserve Computation

20.	Excess of total debits over total credits	$ --
21.	Excess of total credits over total debits	
22.	If monthly computation, 105% of total credits over total debits	
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period	1,103
24.	Amount of deposit (or withdrawal)	
25.	New amount in "Reserve Bank Account(s)" after deposit or withdrawal	$ 1,103
26.	Date of deposit	

Frequency of Computation

27. Daily______ Weekly______ Monthly__X__

Goelzer Investment Management, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 December 31, 2003

Based upon our examination as of December 31, 2003, we did not find the Respondent to be in violation of Rule 15c3-3 relating to the possession and control of fully paid securities carried for the accounts of customers.

Goelzer Investment Management, Inc.

Reconciliation of Computations to Determine Net Capital Under Rule 15c3-1 and Reserve Requirements Under Rule 15c3-3 December 31, 2003

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2003 unaudited Focus report and this report. The net effect was a decrease in net capital of $27,946.

Net capital as reported on the unaudited Focus report of December 31, 2003	$	488,007
Decrease in ownership equity as a result of post Focus accrual adjustments		(37,971)
Decrease in classification of non-allowable assets		11,155
Increase in securities haircuts		(1,130)
Net Capital as Audited	$	460,061

Computation of Reserve Requirements Under Rule 15c3-3

The Company did not report a computation of reserve requirements in its originally filed Focus report. There were no credits and no debits to be reported. As of Decmber 31, 2003, the "Amount held on deposit in Reserve Bank Accounts," was $1,103.

Goelzer Investment Management, Inc.

A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2003

The Company did not report consolidated amounts for the year end statement of financial condition. The net worth of the subsidiary is not included in net capital in the audited and unaudited calculations of net capital.

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Goelzer Investment Management, Inc.

In planning and performing our audit of the consolidated financial statements of Goelzer Investment Management, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
January 23, 2004